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                            May 16, 2024

       Richard D. Fairbank
       Chief Executive Officer
       Capital One Financial Corporation
       1680 Capital One Drive
       McLean, Virginia 22102

                                                        Re: Capital One
Financial Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed April 19,
2024
                                                            File No. 333-278812

       Dear Richard D. Fairbank:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. Please provide us supplementally with copies of any written materials that either
                                                        Centerview or PJT
Partners provided the Capital One and Discover boards, respectively, in connection with
their fairness opinions.
       Q: What will Discover stockholders receive in the mergers, page 4

   2. Please disclose here the aggregate number and the aggregate value of the Capital One ordinary shares that
Discover shareholders will receive pursuant to the merger agreement.
                                                        Provide similar
disclosure in the Summary.
 Richard D. Fairbank
FirstName
Capital OneLastNameRichard  D. Fairbank
            Financial Corporation
Comapany
May        NameCapital One Financial Corporation
     16, 2024
May 16,
Page 2 2024 Page 2
FirstName LastName
Prospectus Summary, page 15

3. Please revise your disclosure in this section to include a summary describing the combined company and, in an appropriate section of your prospectus, a more detailed discussion of combined company, including for example:
             the management of the combined company;
             the combined company's market share of the credit card issuer business; and
             reasonably likely changes to the regulatory framework.
4. We note that you disclose on page 60 that the ability to acquire and grow Discover's payment network to be competitive with the largest competitors was one of the key factors considered by Capital One's board in approving the merger. We note that in investor presentations, including the presentation on February 20, that Capital One's leadership has highlighted the importance of the Discover network to the success of the transaction and the combined company's future plans. Revise this section to address, in some detail, the competitive landscape among the major payment networks, both before and after the merger. In particular, if either of the merger partners is currently dependent on a potential competitor, please briefly explain that dependency.
Recent Developments, page 16

5.       We note that Discover has increased its liability, relating to the card product
         misclassification, to $1.2 billion as of March 31, 2024, which included recognizing an additional charge to other expense for the three months ended March 31, 2024. We also note disclosure, included in Footnote 26 of Discover's Form 10-K for the year ended
         December 31, 2023, summarizing the prior period impacts for the amount recognized through December 31, 2023. Please provide us with a materiality analysis summarizing
         the impact of the card product misclassification to Discover   s prior
period reported
         information based on the updated estimated liability of $1.2 billion as of March 31, 2024.
         Include a detailed quantitative and qualitative discussion of factors considered by impacted reporting period, including the current period.
6. In regards to classification of the incremental charge to other expense, please revise your disclosures to provide additional clarity to the description, characterization and nature of the charges in the statement of income. To the extent that there are multiple components
         (e.g., legal, regulatory, merchant liability, other, etc.) included within the total amount, provide additional disclosure disaggregating and quantifying those components.
Risk Factors, page 30

7.       We note the reference on page 17 to the    card misclassification
reserve.    We also note
         Discover's disclosure beginning on page 28 of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 discussing the impact of remediation efforts of the merchant card product misclassification, including an additional $799 million in total reserved expenses. Please revise to add a risk factor that provides a summary of the
 Richard D. Fairbank
FirstName
Capital OneLastNameRichard  D. Fairbank
            Financial Corporation
Comapany
May        NameCapital One Financial Corporation
     16, 2024
May 16,
Page 3 2024 Page 3
FirstName LastName
         material ongoing litigation and investigation related to the misclassification matter and how it might impact the combined company if the merger is approved. Discuss any factors that could materially impact the total amount necessary to resolve legal and regulatory liabilities, as well as factors that might make the ultimate amount difficult to estimate.
8. We note that the merger of Capital One and Discover will create a merged entity with approximately $645.9 billion in assets that is approaching the $700 billion threshold for a
         Category II bank under Section 165(d) of the Dodd-Frank Act. We note that possible changes to regulatory requirements as a larger bank are referenced among other forward-
         looking statements on pages 27 and 28. Please revise the first full risk factor on page 32 or where appropriate to clarify the impact becoming a Category II bank would have on the surviving entity including the regulatory implications, heightened capital requirements, etc.
9. We note that Discover's ongoing remediation of the misclassification issue was one of the factors that Capital One's board considered. We also note that the issue, and related FDIC consent orders, appear to have the potential to impact the combined company after the completion of the merger. Add a risk factor that discusses the ongoing remediation and compliance efforts by Discover and the extent to which Capital One may have ongoing governance and performance obligations and may be exposed to potential liability after the merger.
10. We note that one of the synergies that the combined companies expect to accrue is the expansion of the use of the PULSE network for Capital One debit cards. We also note that currently Discover is not subject to interchange fee limitations that apply to debit card transaction fees for other financial institutions. Please add a risk factor that clarifies the extent to which the combined companies' ability to realize the expected synergies could be impacted by any limitation of the current interchange fee exception. Integrating Discover's business into Capital One may be more difficult, page 31

11. Given the significance of payment networks in facilitating transactions and the potential operational synergies of leveraging Discover's network, please revise this risk factor to clarify any factors that might hinder Capital One's post-merger flexibility in migrating its debit and credit cards to Discover's payment network, including any existing contractual agreements, regulatory provisions or compliance obligations. In addition, please discuss
         the extent to which you would remain dependent on a competitor   s
payment network
         during such migration.
Regulatory approvals may not be received, may take longer, page 32

12. Please revise this risk factor to include a detailed discussion of the potential risks and uncertainties associated with obtaining regulatory approval, including any impact of recent regulatory actions. As nonexclusive examples, we note the recent extension of the public comment period by the Federal Reserve and the Office of the Comptroller of
         the Currency in advance of scheduled hearings on the merger.
 Richard D. Fairbank
FirstName
Capital OneLastNameRichard  D. Fairbank
            Financial Corporation
Comapany
May        NameCapital One Financial Corporation
     16, 2024
May 16,
Page 4 2024 Page 4
FirstName LastName
The shares of Capital One common stock to be received by Discover, page 37

13. This risk factor does not discuss any particular risks to Discover shareholders due to the differences in the shareholder rights that they currently enjoy and those of Capital One shareholders. To the extent that there are particular differences that either party believes creates a risk, revise this risk factor to highlight the differences and their possible impact on Discover shareholders.
Background of the Mergers, page 54

14. Please revise and expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. As a non-
         exclusive example, we note that after Capital One determined not to pursue the transaction with Discover, Mr. Crawford subsequently called Mr. Maheras indicating that Capital One would be interested in resuming discussions. However, it is unclear why Capital One decided to resume negotiations. The Background also states that Mr. Crawford presented a proposal for a fixed exchange ratio of 1.0192, and Mr. Maheras indicated that "he would
         further discuss Capital One   s updated proposed terms and the
prospect of resuming
         discussions toward a potential transaction with the Discover board of directors." Other than the exchange ratio, you do not identify which other proposed terms were discussed or which party proposed such terms. Similarly, you indicate that, between February 13, 2024 and February 18, 2024, the parties continued their due diligence meetings and negotiation of the terms of the potential transaction; however, you do not identify proposed terms discussed or how they evolved to be part of the final proposed transaction. As another
         non-exclusive example, you refer to    additional inquiries    and
actionable inquiries    on
         page 55 but do not describe them or explain why they were not pursued.
15. We note that in the November 22, 2023 meeting, the Discover director subgroup selected
         Morgan Stanley and PJT Partners to provide financial advice. However, it is not clear what, if any, further service that Morgan Stanley provided in the rest of the narrative.
         Please clarify whether Morgan Stanley withdrew, or provided any advice to the Discover board or director subgroup, including any participation in the meetings that considered and approved the merger agreement.
Capital One's Reasons for the Mergers, page 60

16. We note that one of the potential risks the Capital One board evaluated in its decision to
         recommend the merger with Discover was that "...Discover   s
regulatory and compliance
         issues, including potential complications and costs relating to
Discover   s publicly
         disclosed card product misclassification issue, are more difficult or more expensive to resolve than currently expected." We further note that Discover disclosed on page 28 of its
         Form 10-Q that it is in discussion with regulators and the SEC regarding the credit card misclassification. Discover also disclosed that it has been named as a defendant in several lawsuits and believes additional material losses from these actions are probable. However,
         Discover also states on the same page that it is unable to make a reasonable estimate of
 Richard D. Fairbank
FirstName
Capital OneLastNameRichard  D. Fairbank
            Financial Corporation
Comapany
May        NameCapital One Financial Corporation
     16, 2024
May 16,
Page 5 2024 Page 5
FirstName LastName
         such losses. Please revise your disclosure to state whether the Capital One board considered the fact that Discover is unable to make a reasonable estimate of such losses in arriving at its recommendation.
Opinion of Capital One's Financial Advisor, page 65

17. Please revise to clarify how the discount rates for Capital One and Discover were determined, including the inputs and assumptions underlying the different discount rates used.
Opinion of Discover's Financial Advisor, page 74

18. We note the disclosure on page 86 that the standalone analysis of Discover does not reflect the proposed sale of the student loan portfolio. Please clarify why PJT Partners chose not to model the value of Discover assuming the sale of the student loan portfolio. Please clarify whether this assumption impacted the analysis performed by PJT
         Partners, including the dividend discount analysis.
19. Please revise to clarify how the discount rates for Discover and Capital One were determined, including the inputs and assumptions underlying the different discount rates used.
20. We note the disclosure on page 82 that PJT Partners has not received compensation from
         Discover in the last two years, and that PJT Partners received compensation from a creditor group of which Capital One was a member. Please confirm our understanding that the advice to the creditor group was the only business arrangement with Capital One during the last two years. Also, revise the disclosure to state the amounts paid to PJT
         Partners for all services provided to Capital One and its affiliates, including to the creditor group, or provide your analysis as to why disclosing the compensation does not fall under
         Item 1015(b)(4) of Regulation M-A.
Certain Unaudited Prospective Financial Information, page 82

21. Please revise to clarify the assumptions underlying the figures provided:
             in the table on page 84;
             in the two tables on page 85; and
             in the table on page 86.
22. We note that on page 86, PJT Partners's standalone analysis did not reflect the proposed sale of the student loan portfolio. Please revise your disclosure to clarify why it was not included.
Certain Estimated Synergies Attributable to the Mergers, page 86

23. You disclose the anticipated "network and expense synergies" from combining the businesses of Capital One and Discover. Please revise to include a brief description of how you calculated such cost savings, to the extent practicable, and discuss the
 Richard D. Fairbank
Capital One Financial Corporation
May 16, 2024
Page 6
         assumptions underlying any material projected synergies. Also, address the extent to which these synergies contemplate the increased non-interest expenses necessary for
         Discover, and Capital One, to meet the requirements of the consent order with the FDIC.
         In addition, we note your disclosure here and on page 31 that you expect to incur substantial costs related to the mergers and integration following the completion of the mergers. Please provide an estimate of the expected merger costs and integration costs.
         Please clarify if the term "network and expense synergies" includes
the    revenue
         synergies    referenced elsewhere in this registration statement and,
if so, please provide
         similar disclosure as for the cost savings referenced above.
Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 127

24. We note your disclosure that the pro forma financial information does not reflect any transaction accounting adjustments related to a potential sale of
Discover   s private student
         loan portfolio as the merger is not contingent on the disposition of the student loan portfolio. Please revise your disclosures here or elsewhere, as appropriate, to provide an
         update on management   s intent and plans to sell the student loan
portfolio and include
         disclosure quantifying the approximate amount of assets and revenues associated with the portfolio.
25. Please revise to provide a discussion of actions to be taken by management, if any, in regard to business integration activities, such as termination of leases and office space including any planned termination of employees and/or the closing of facilities or any other integration activities, as well as addressing how these activities are expected to impact the results of operations and financial condition liquidity of the newly combined company moving forward.
Note 3 - Preliminary Purchase Price Allocation, page 135

26. We note your disclosure that a pro forma adjustment is not reflected for the conversion of certain equity awards because the impact of the replacement stock compensation awards and change in control payments are immaterial. Please tell us how you determined that the adjustment is immaterial for inclusion. In this regard, we note that the Golden Parachute
         Compensation on page 93 totals approximately $62.7 million.
Note 4 - Adjustments to the Unaudited Pro Forma Condensed, page 137
FirstName LastNameRichard D. Fairbank
27. Please revise your disclosures to provide a more fulsome explanation and details,
Comapany    NameCapital
       including            Oneof
                   calculation,  Financial Corporation
                                   the ($2.9) billion adjustment to Other
Assets, as described in note
May 16,4(g)(ii), for estimated
         2024 Page    6         deferred income taxes.
FirstName LastName
 Richard D. Fairbank
FirstName
Capital OneLastNameRichard  D. Fairbank
            Financial Corporation
Comapany
May        NameCapital One Financial Corporation
     16, 2024
May 16,
Page 7 2024 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:      Brandon C. Price